

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 15, 2017

Tanya L. Goins
c/o Thompson Hine
41 South High Street
Suite 1700
Columbus, Ohio 43215-6101

Re: AlphaCentric Prime Meridian Income Fund
       Registration Statement on Form N-2
       File Nos.: 333-216033 and 811-23230

Dear Ms. Goins:

   AlphaCentric Prime Meridian Income Fund (the "Fund") filed a registration statement on February 13, 2017 (the "Registration Statement"), for the purpose of registering common shares of the Fund. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions used in the Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement.

2. Please confirm that the Fund does not intend to issue preferred stock, convertible or debt securities in the 12 months following effectiveness of the Registration Statement.

3. What are the Fund's plans for distributing securities, *i.e.*, will the Fund be sold only through certain channels? Please disclose.

4. In an appropriate location in the prospectus, please adopt and disclose a fundamental policy prohibiting the Fund from investing in loans that are of subprime quality at the time of investment.

Cover Page

<u>Investment Objectives</u>

5. The second paragraph discloses the Fund is not restricted by any borrower credit criteria or credit risk limitations. Please delete this sentence consistent with general comment 4 above.

<u>Securities Offered</u>

6. Please confirm whether the Fund must achieve a minimum amount of sales in order to proceed with the offering. Please add disclosure that describes the risks involved if the Fund does not achieve adequate capitalization.

7. The final paragraph of the Cover Page notes several key risk factors in bold. Please disclose each of these key risk factors in a separate bullet point.

8. Please add a bold and bulleted statement explaining that substantially all of the Fund's investments will be loans that are unsecured or undercollateralized.

Prospectus Summary

<u>General Comments</u>

9. Does the Fund intend to securitize pools of loans that it acquires or engage in other forms of structured finance origination in the normal course of business? If so, please disclose in the Prospectus.

<u>Investment Objective and Policies</u>

Page 1

10. The disclosure states the Fund may invest in online loans "originated through a marketplace lending platform (or an affiliate)." In your response, please confirm that the Fund may not purchase loans originated by AlphaCentric affiliates. Please revise the disclosure to add clarity.

11. With respect to the Fund's stated intention to provide loans, credit lines or other extensions of credit to a marketplace lending platform, please disclose if such investments are considered below investment grade; if so, add disclosure explaining that such investments may be categorized as "junk" or "high yield." Please disclose if the Fund expects that such loans will have a security interest over any assets of the platforms, explain if the Fund will have priority over such collateral, or whether such investments are expected to be unsecured obligations of the platform.

12. The definition of Marketplace Lending Instruments on this page differs from the definition on the cover page. Please reconcile.

    Please disclose with specificity what is meant by "other transactions that provide the Fund with investment exposure to Marketplace Loans."

13. The Staff notes that the Fund may invest up to 20% of its gross assets outside of the 80% basket for Marketplace Lending Instruments. Does the Fund anticipate holding significant amounts of uninvested cash or other short-term fixed income securities in the regular course of operations or otherwise (for example, during the initial stages of investing offering proceeds in accordance with the principal strategy)? If so, consider whether it is appropriate to add disclosure to explain that cash and cash equivalents are included in the principal investment strategy, and/or to the risk factors section, to explain that the Adviser will receive a management fee on gross assets, even if the Fund is not at all times fully invested.

14. The disclosure states that the sub-advisor uses a proprietary model that scans and eliminates loans, however on p. 16, the disclosure states that the sub-advisor will not review each individual Marketplace Loan to which the Fund has investment exposure. Please clarify whether the sub-advisor reviews each loan individually before determining whether to invest.

15. The disclosure notes that the sub-advisor's proprietary model eliminates loans that it determines "have a higher likelihood of default." Please clarify the disclosure to indicate the benchmark against which the sub-advisor is reviewing the likelihood of default and how it determines which loans to exclude.

16. The disclosure states the advisor invests the Fund's assets in loan that meet the model's "criteria." Please disclose the criteria considered by the sub-advisor to include a loan in the Fund, i.e. does the sub-advisor review each borrower's FICO score? Also, please disclose the minimum FICO score for borrowers that the Fund will accept, and indicate whether these loans are prime or superprime.

17. The disclosure states the sub-advisor may invest in debt securities as an alternative to Marketplace Lending Instruments. Disclose the specific types of debt securities in which the Fund may invest, and if such investments will be principal, include appropriate risk disclosure.

Leverage

18. The disclosure states the Fund may obtain financing to invest in "alternative lending-related securities." Please supplementally explain and revise the disclosure to clarify what these securities are and how they are different from Marketplace Lending Instruments. Please also revise the disclosure to reflect the same.

19. Please disclose with specificity the types of derivative instruments to be used, the purpose of those instruments, and the incumbent risks.

Subsidiaries

20. The disclosure states the Fund will invest in wholly-owned and controlled subsidiaries in "alternative lending-related securities." Define "alternative lending-related securities" and clarify what these securities are.

21. For each subsidiary, provide details regarding the business purpose of the investment. For each subsidiary, provide details regarding the vehicle's jurisdiction of organization and corporate form. Please confirm the following:

    a. that the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.

    b. that each investment adviser to the subsidiary will comply with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the subsidiary's investment advisory agreements may combined.

    c. that the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary.

    d. that the financial statements of the subsidiary will be consolidated with those of the Fund.

    e. any management fee (including any performance fee) payable to the advisor of the subsidiary will be included in "Management Fees" and the expenses of the subsidiary will be included in "Other Expenses" in the Fund's fee table.

Marketplace Lending

22. The disclosure states a limited number of platforms originate Marketplace Loans and that the Fund anticipates that a substantial portion of its investments will originate from one of these platforms. Please provide the following disclosure if the Fund anticipates investing 25% or more of its assets in loans originated by a single platform.

a. Please include disclosure in the Registration Statement, and in the Fund's periodic reports (when applicable), the following disclosure: the name of each platform through which the Fund invests greater than 25% of its assets, a description of the platform and a discussion of any unique risks that the platform presents.

b. In the appropriate section of the Registration Statement, please disclose that the purchase of whole loans through an alternative lending platform involves the purchase of "securities" under the 33 Act, issued by the originating platforms, and that the purchase of whole loans by the Fund involves the purchase of securities.

c. In addition, please confirm in your response letter that the Fund understands that the platform is an issuer and that if the Fund invests 45% or more of its assets in loans issued by a single platform, then the platform will be considered a "co-issuer" of the Fund under Rule 140 of the 33 Act.

d. Confirm in your response letter that if the Fund were to be regarded as engaged in a distribution of the securities of a platform, or if a platform were considered a co-issuer with the Fund, the Registration Statement would need to contain all required disclosure regarding that platform, and that platform would need to execute the Registration Statement as an issuer and would have issuer liability under the 33 Act for the disclosure contained in the Registration Statement.

e. In the event the 45% threshold is crossed after the Registration Statement is declared effective, please confirm that the Fund will file a POS 8C promptly to comply with the requirements in (d) above.

f. Furthermore, the principal investment strategy of the Fund includes investments in asset-backed securities representing pools of Marketplace Loans. Please confirm that for the purposes of determining whether any individual platform is considered a "co-issuer" under the 33 Act, the Fund will look through the special purpose vehicle and aggregate all loans issued by individual platforms.

23. If the Fund intends to invest in platforms outside of the U.S., disclose any differences in the foreign regulatory regime and any additional risks.

24. Please disclose whether the Fund anticipates that Marketplace Loans (and Marketplace Lending Instruments, in general) will be fixed rate or floating rate loans. In the case it is the latter, please add disclosure regarding which reference rate will be typically used.

25. The disclosure states that the Fund will enter into purchase agreements with platforms. Will the Fund be obligated to commit to purchase a certain amount of loans from the platforms under the purchase agreement?

Marketplace Loans and Pass-Through Notes

Page 3

26. With respect to pass-through notes, please explain in your response whether the Fund will have the ability to enforce rights against delinquent borrowers or collateral directly.

27. The Fund may purchase (a) Marketplace Loans either individually or in aggregations, and (b) pass-through obligations issued by a platform, including in interests that represent fractional portions of individual loans. With respect to aggregations of whole loans, disclose the quantitative and qualitative criteria that the Fund expects to impose with respect to individual loans. With respect to fractional loans, do such investments have varying priority over the receipt of payments from the borrower or over collateral? How are the rights of each investor, including the Fund, in such investments established (*i.e.* what is the operative legal document)? Are there any legal precedents that establish the extent to which contractual agreements between lenders are going to be respected in bankruptcy proceedings?

28. In the second full paragraph on page 3, define "SME lenders."

Asset-Backed Securities

29. With respect to investments in asset-backed securities representing pools of Marketplace Loans, please explain in your response how the costs associated with such investments will be reflected in the Fee Table. Does the Fund intend to focus on particular tranches?

30. The disclosure states the Fund may invest in both the senior tranches of the SPVs, as well as the "residual" tranches. Please add appropriate disclosures that describe the relationship between the tranches, explaining the cash flow waterfalls, overcollateralization of senior tranches, the risks of equity and junior tranches as the "first loss" pieces in the structure, etc.

Private Investment Funds

31. The Fund may purchase interests in private funds that invest in Marketplace Loans, up to 10% of its assets. Does the 10% limitation apply to all private funds, including those that rely on an exclusion from the definition of investment company in Section 3(c)(1) and 3(c)(7), and also to private funds that rely on Section 3(a)(1)(c), 3(c)(5)(A) or (B)?

32. In the risk sections of the Registration Statement, please add disclosures discussing the various risks associated with investments in such vehicles:

a. Please disclose that the Fund intends to make commitments to purchase shares of such private investment funds or otherwise make unfunded commitments. Please disclose the risks of the Fund failing to fund a capital call issued by an underlying fund, including a summary of the typical default provisions and remedies to which the Fund may be subject.

b. Please disclose market risks that may make it more difficult for the Fund to fund capital calls.

c. In your response, please represent to the Staff that the Fund will at all times have sufficient assets that, in the Fund's reasonable belief, will provide cover to allow it to satisfy all such unfunded commitments.

d. Please disclose that such private funds impose another level of fees, both management and incentive fees, which results in higher costs for the Fund and, therefore, for the Fund's shareholders. Please explain if such funds may charge fees on uncalled capital commitments and explain related risks associated with such fee structure.

e. Please explain to the Staff how investments in such funds will be valued. To the extent that the Fund will use valuations that are prepared by the investment funds, please discuss whether such valuations are required to be verified by an independent pricing agent. Please disclose whether the Fund intends to invest in private funds that comply with Rule 206(4)-2 of the Investment Advisers Act of 1940 by sending investors annual financials that are audited by an independent public accountant that is registered with, and subject to regular inspection by, the PCAOB.

f. Please confirm that costs associated with investments in private funds, as well as in registered investment companies and any other Section 3(c)(1) and 3(c)(7) funds, will be reflected in the Fee Table. Please add appropriate disclosures regarding any assumptions that are made about the average fees charged by private fund advisers.

Investment Advisor and Fee

Page 4

33. It is the Staff's position that any fee waived or expense reimbursed must occur within three years of the specific waiver or reimbursement. In addition, any recapture provision is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture. (See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73) Please confirm that the Fund's policy aligns with this position and revise the disclosure as applicable.

<u>Repurchase of Shares</u>

34. Because Marketplace Loans are illiquid, and this is an interval fund, please disclose how the Fund will meet the requirements of Rule 23c-3(b)(10).

<u>Summary of Risks</u>

Page 6

35. Consider whether the following risks are principal to the Fund and should be included in the Summary of Risks:
    g. Interest Rate Risk;
    h. Cybersecurity Risk;
    i. No operating history; and non-listed, closed-end Fund Risk.

36. Under the heading, "Distribution Policy Risk," please revise the first sentence to state in plain English the Fund's distribution policy and the risk of that policy (*i.e.* the Fund may make distributions by returning investor principal, which is also known as return of capital and that such distributions are not tied to the Fund's investment income and capital gains and do not represent yield or investment return in the Fund's portfolio).

37. Under the heading, "Geographic Focus Risk," please disclose if the Fund will be concentrated in a particular geographic area as a principle strategy and if so disclose the risks associated with that area.

38. Under the heading, "Leverage Risk," clarify the first sentence, which indicates the Fund may obtain financing to make investments in marketplace lending-related securities. Please confirm if by "financing" the Fund intends to borrow money and if so, please state. Please also explain that because the Fund's management fee is charged on gross assets, the Adviser has an incentive to cause the Fund to incur additional leverage.

39. Please add risk disclosure explaining the tax risks of the platforms being deemed "issuers" under Subchapter M and explain how this could impact the Fund's ability to qualify as a registered investment company under Subchapter M of the Internal Revenue Code (the "IRC").

40. If the Fund will invest in CLOs, please include additional disclosure discussing risks related to equity and junior debt tranches of CLOs. Please highlight the special risks associated with investing in such instruments; e.g. that such investments are highly levered, that they may be riskier and less transparent than direct investments in underlying loans, that they may be illiquid, that the Fund will have limited control over the CLO vehicles, etc.

<u>Fund Expenses</u>

Page 13

41. Please provide the completed fee table and expense.

42. In the third footnote to the fee table, the disclosure states the Expense Limitation Agreement will remain in effect until at least []. Please confirm the agreement will be in place for a year from the effective date of the registration statement.

43. Please disclose if there is a redemption fee, and if so, please reflect it in the fee table.

44. Please disclose the amount of offering proceeds assumed in calculating the fee table, and explain supplementally why that figure is a reasonable estimate.

Use of Proceeds

Page 14

45. The disclosure states that the Fund will invest net offering proceeds "as soon as practicable after receipt." If the Adviser expects the investment period to exceed three months, disclose the reason for such delay. To the extent that the Fund has not invested net proceeds in accordance with its investment objectives within six months, the Fund will be required to seek shareholder consent to change its investment objectives. Please confirm in your response. *See* Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Investment Objectives, Policies and Strategies

<u>Investment Philosophy and Process</u>

Page 16

46. The last sentence of the second paragraph in this section states the sub-advisor seeks to "allocate [the Fund's] assets to the segments identified as being the most attractive on a risk-adjusted return basis." Please disclose the general range of interest rates charged to the Marketplace Loans that are expected to be in the Fund's portfolio and explain that higher rates reflect higher risks, including higher risk of default, associated with such investments.

47. The disclosure states that the sub-advisor will seek loans that are originated from platforms that "have met the sub-advisor's minimum requirements related to, among other things, loan default history and overall borrower credit quality." Please include a discussion of such minimum requirements.

48. The disclosure states that the sub-advisor will perform an analysis of the historical "loan tapes" of platforms. Please disclose the period of time that will be typically analyzed, whether the analysis begins with the platform's inception or if it will cover a short period.

49. The disclosure states the sub-advisor does not expect to review each individual Marketplace Loan prior to investment, but expects that it will impose minimum "quantitative and qualitative criteria." It is further explained that, in effect, this means that the sub-advisor "expects to adopt the minimum investment criteria inherent in a loan segment or imposed by a platform that it has identified as having the appropriate characteristics for investment." Please clarify whether the Fund expects to provide platforms with independent criteria set by the Fund or if it expects to rely on the platform's grading. If it is the latter, to what extent does platform grading incorporate the minimum qualitative and quantitative criteria used the Adviser? Are factors given the same weight?

50. It is disclosed that the sub-advisor does not intend to invest through platforms where it cannot "evaluate to its satisfaction the completeness and accuracy of the individual loan data provided by the platforms" relevant to determining the existence and valuation of the loans purchased and utilized in the accounting of the loans. In this regard, the Staff notes that "completeness and accuracy" are the financial statement assertions relevant to the integrity of the data used to account for the loans. Please also revise the parenthetical explanation to state that the sub-advisor's belief must be reasonable.

Marketplace Lending

Page 18

51. Describe the Fund's accounting policy for placing a Marketplace Loan investment on nonaccrual status.

52. With regard to the Financial Statement disclosure, to be Regulation S-X 12-12 compliant, the Fund must disclose the platform as the issuer of each loan (in the schedule of investments) and list the ten largest platforms in which the Fund invests.

Private Investment Funds

Page 20

53. The Fund discloses that it may invest up to 10% of its assets in private investments funds, and that the structure of the investment creates diversification and reduces operator credit risk. Confirm the private investments in which the Fund may invest are unaffiliated.

Determination of Net Asset Value

Page 32

54. Please disclose the valuation methodologies that the Fund and independent pricing agents expect to use in valuing Marketplace Lending Instruments.

55. Disclose in this section, as well as in the valuation policy footnote to the Fund's financial statements, that the Fund has adopted a valuation policy which states that (1) the unit of account is at the individual loan level and (2) fair valuation will be performed using inputs which incorporate borrower level data.

56. Please confirm in correspondence that the Fund's financial statements will classify the loans in which the Fund invests as Level 3 in the fair value hierarchy based on the valuation methodology and characterize the loans as illiquid.

Statement of Additional Information

Page SAI-3

57. The Fund has adopted a fundamental policy not to invest greater than 25% of total assets in a single industry of group of industries, other than "diversified financials." What classification system is the Fund using? Disclose.

Page SAI-33/34

58. Please include Regulation S-X compliant financials of the predecessor Fund for the previous two years.

59. Please include the auditor's consent before effectiveness.

60. Please include audited seed financial statements before effectiveness.

Exhibits

61. Please confirm that the Fund has received an opinion of counsel regarding the Fund's ability to qualify as a registered investment company under Subchapter M of the IRC. Please file the opinion of counsel as an exhibit to the registration statement. For guidance, please see Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings* (Oct. 14, 2011).

*   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,

Marianne Dobelbower
Attorney Adviser